EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
Fixed Charges
Interest expensed and capitalized	$—	$—	$—	$—	$4,219	$—	$1,406
Amortization of deferred financing costs	—	—	—	—	1,157	—	386
Interest portion of rental expense (1)	551	586	722	947	1,333	215	592

Total Fixed Charges	$551	$586	$722	$947	$6,709	$215	$2,384

Earnings Available for Fixed Charges
Income before provision for income taxes	$39,016	$37,708	$77,257	$125,983	$130,397	$14,726	$32,899
Fixed charges	551	586	722	947	6,709	215	2,384

Total Earnings Available for Fixed Charges	$39,567	$38,294	$77,979	$126,930	$137,106	$14,941	$35,283

Ratios of Earnings to Fixed Charges	71.8x	65.3x	108.1x	134.0x	20.4x	69.6x	14.8x

(1)	One-third of rental expense is deemed by management to represent the interest portion of rental expense.